Filed pursuant to Rule 433

Dated November 18, 2019

Relating to

Preliminary Prospectus Supplement dated November 18, 2019 to

Prospectus dated December 6, 2017

Registration Statement No. 333-221917

Packaging Corporation of America

$500,000,000 3.000% Senior Notes Due 2029 (the “2029 Notes”)

$400,000,000 4.050% Senior Notes Due 2049 (the “2049 Notes”)

Pricing Term Sheet

November 18, 2019

Terms Applicable to Each Series of Notes

Issuer:	Packaging Corporation of America

Ratings (Moody’s / S&P)*:	Moody’s: Baa2 / S&P: BBB

Security Type:	Senior Unsecured Notes

Pricing Date:	November 18, 2019

Settlement Date:	November 21, 2019 (T+3)

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, beginning on June 15, 2020

Record Dates:	June 1 and December 1

Terms Applicable to the 2029 Notes

Principal Amount:	$500,000,000

Maturity Date:	December 15, 2029

Benchmark Treasury:	1.750% due November 15, 2029

Benchmark Treasury Price / Yield:	99-13 / 1.815%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	3.015%

Coupon:	3.000%

Public Offering Price:	99.869% of the principal amount, plus accrued interest, if any, from the settlement date

Optional Redemption

Make-Whole Call:	Treasury Rate plus 20 basis points (prior to September 15, 2029)

Par Call:	On or after September 15, 2029

CUSIP / ISIN:	695156 AU3 / US695156AU37

Terms Applicable to the 2049 Notes

Principal Amount:	$400,000,000

Maturity Date:	December 15, 2049

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price / Yield:	98-29 / 2.301%

Spread to Benchmark Treasury:	+180 basis points

Yield to Maturity:	4.101%

Coupon:	4.050%

Public Offering Price:	99.120% of the principal amount, plus accrued interest, if any, from the settlement date

Optional Redemption

Make-Whole Call:	Treasury Rate plus 30 basis points (prior to June 15, 2049)

Par Call:	On or after June 15, 2049

CUSIP / ISIN:	695156 AV1 / US695156AV10

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Well Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Siebert Williams Shank & Co., LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Mizuho Securities USA LLC

U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (toll free) either of the representatives of the underwriters:

Deutsche Bank Securities Inc.	800-503-4611
Wells Fargo Securities, LLC	800-645-3751

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.